

Mail Stop 3720

June 21, 2007

Mr. Cris Neely
Chief Financial Officer
Tele Plus World, Corp.
6101 Blue Lagoon Drive
Suite 450
Miami, Florida 33126

> **Re: Tele Plus World, Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-49628**

Dear Mr. Neely:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

We refer to your disclosures regarding the change in your accounting related to the conversion of debt calculation. Tell us how you originally accounted for the conversion of the debt. Tell us in detail the reason and justification for the change in your accounting. Please amend your Form 10-KSB to include footnote disclosure that clearly explains the nature of the error and the impact on previously issued financial statements. You should include a summary of the impact on your financial statements in a format similar to that presented on page F-46, which explains the impact of your 2005 restatement.

We note the materiality analysis you provided us in your letter dated April 30, 2007. It appears to us that the impact of the change is material to previously issued financial statements filed. Accordingly, we believe that you should amend your June 30, 2006 and September 30, 2006 Forms 10-Q. Please revise or advise.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director